Exhibit 99.1

Press release 1 June 2018

Interxion Files 2017 Dutch Statutory Annual Report

AMSTERDAM 1 June 2018. INTERXION HOLDING N.V. (NYSE: INXN), a leading European provider of carrier and cloud neutral colocation data centre services, today announced that it has filed its 2017 Dutch Statutory Annual Report with the Securities and Exchange Commission. The 2017 Dutch Statutory Annual Report can be found under the “Annual Reports” link on the company’s website at investors.interxion.com as well as on the SEC website at www.sec.gov. In addition, shareholders may request a hard copy of the 2017 Dutch Statutory Annual Report, which includes the company’s complete audited financial statements, free of charge by contacting Interxion Investor Relations at Scorpius 30, 2132 LR Hoofddorp, the Netherlands, Attention: Investor Relations or by email at IR@interxion.com.

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 50 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications. With over 700 connectivity providers, 21 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact:

Jim Huseby

Investor Relations

Interxion

Tel: +1-813-644-9399

IR@interxion.com